

Felipe Chávez Cortés · 2nd in

CEO Kiwibot.com- MIT 35

San Francisco Bay Area · 500+ connections · **Contact info**

kiwibot **Kiwi Campus**

Universidad de Los A

Experience

CEO & Cofounder

Kiwi Campus

Dec 2016 – Present · 3 yrs 8 mos

bogota

Robotic Ecosystem for last mile delivery



Kiwi :)

CEO & Cofounder

Lulo.com.co

Jan 2014 – Dec 2015 · 2 yrs

Colombia

Online Grocery Store for LATAM (Acquired)

Gerente Estratégico

ANDINA

Nov 2012 – Feb 2014 · 1 yr 4 mos

Bogotá

Innovación en producto y tecnología en procesos de manufactura.



CEO & Cofounder
Onlulo, Inc.
Aug 2012 – Nov 2013 · 1 yr 4 mos

Improving SMBs competitiveness through IT



Special Internship
MasterCard
Jan 2010 – Jul 2010 · 7 mos
Planeación Financera

Financial Planning and Information systems

Education



Universidad de Los Andes
Bachelor of Business Administration (B.B.A.), Business Administration and Management, General
2008 – 2012



University of California, Berkeley
Skydeck Acceleration Program Alumni
2018 – 2018
Activities and Societies: Member of the Skydeck Acceleration Program as founder of Kiwi Campus Inc.

Stanford University
Stanford Latino Entrepreneurship Initiative- Scaling Program, Entrepreneurship/Entrepreneurial Studies
2019

Skills & Endorsements

Entrepreneurship · 48

 Endorsed by **Pedro David Espinoza and 3 others who are highly skilled at this**

Endorsed by **18 of Felipe's colleagues at**

Digital Marketing · 42

 Endorsed by **17 of Felipe's colleagues at Kiwibot**

Negotiation · 39

 Endorsed by **Camilo Silva Caviedes, who is highly skilled at this**

Endorsed by **18 of Felipe's colleagues at**

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Recommendations

Received (3)   Given (7)


Gheraldine Vergara
HR Manager at Kiwi Campus

October 3, 2016, Gheraldine reported directly to Felipe

Felipe it's an incredible leader. I've been working with him for more than twelve months an it's been an incredible opportu He has a great vision on businesses and enormous ideas .Is always at the forefront of colleague's and customer's neces I feel honored to work with him.

Sergio Pachón
Co-Founder at Kiwi Campus

June 1, 2016, Felipe worked with Sergio in the same group

Increíble lider.

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